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CONTACTS :
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                        US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                                 Amy Banek
Grace Tse                                    Mansfield Communications Inc.                  Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                           Tel: (212) 370-5045
Email:   ir@lorusthera.com                   Email:  hugh@mcipr.com                         E-mail: amy@mcipr.com
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    LORUS ANNOUNCES EXPANSION OF RENAL CELL CARCINOMA CLINICAL TRIAL TO MAJOR
                     ONCOLOGY CENTERS IN THE UNITED STATES

TORONTO FEBRUARY 5, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that it has expanded its ongoing clinical trial of its lead antisense drug, GTI-2040, in renal cell carcinoma to five major oncology centers in the United States (US). The current study is being conducted by Dr. Frank Torti, director of the Comprehensive Cancer Center at Wake Forest University School of Medicine in North Carolina.

Additional investigators and institutions participating in this trial include:
Dr. Ronald Bukowski of the Cleveland Clinic Foundation, Dr. Walter Stadler, University of Chicago Medical Center; Dr. Nancy Lewis of Fox Chase Cancer Center in Philadelphia; Dr. Bernard Poiesz of the State University of New York (SUNY) Health Science Center; and Dr. David Quinn of the Norris Comprehensive Cancer Center, University of Southern California.

GTI-2040 is being studied in combination with capecitabine (Xeloda, Roche), for the treatment of advanced renal cell carcinoma in patients who have failed previous chemotherapies. Capecitabine is an oral anticancer treatment that has shown promising response rates in patients with metastatic renal cell carcinoma. The concept and design of the trial was developed by Dr. Walter Stadler of the University of Chicago, who has published extensively in the area of treatments for renal cell carcinoma.

GTI-2040 targets the R2 component of ribonucleotide reductase, a novel malignant determinant that can cooperate with a variety of cancer causing genes, known as oncogenes. Preclinical animal models showed GTI-2040 to have particular efficacy in inhibition of tumor growth in animal tumor models of renal cell carcinoma, alone or in combination with other agents.

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"Renal cell carcinoma is a devastating disease with a high mortality rate, and limited therapeutic options. While immunotherapies have been used with very limited success in a sub-set of patients, serious toxicity with these agents can preclude their therapeutic usefulness. Based on promising preclinical findings, and excellent tolerability in Phase I studies, GTI-2040 offers potential as a new therapy in the treatment of this cancer," said Dr. Walter Stadler of University of Chicago.

"We are very pleased to be expanding this key trial to include internationally recognized oncologists and clinical centers," said Dr. Jim Wright, CEO of Lorus. "This expansion builds on the excellent research of Dr. Frank Torti, and importantly, is a central part of our corporate strategy to develop key networks with oncologists, and to expedite our clinical trial programs. We are pleased to be working with these pre-eminent clinical investigators as we advance GTI-2040 in clinical development."

Renal cell carcinoma is the most common type of kidney cancer with more than 34,000 cases diagnosed annually in North America. The majority of patients are over the age of 40. More than 10,000 patients die annually from this disease in the US, and 100,000 worldwide. The age-adjusted worldwide incidence of renal cell carcinoma has been increasing steadily at an annual rate of approximately two per cent. In advanced metastatic renal cell carcinoma patients, the five-year survival rate is approximately 10 per cent. Current treatments include interferon and interleukin-2 (IL-2). Proleukin, a recombinant form of IL-2 is the only FDA approved drug for the treatment of renal cell carcinoma, however its use is limited by serious toxicity in many patients.

About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus is a leader in the development of therapeutics that seek to manage cancer with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.
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